UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On June 4, 2024, Arbe Robotics Ltd. (the “Company”) issued its convertible debentures in the principal amount of NIS 110,000,000 (approximately $30 million). The debentures were issued solely to Israeli investors and were not offered in the United States or to U.S. persons. The debentures bear interest on the principal amount of the debentures at the rate or 6.5% per annum, mature on May 30, 2028, and are convertible into the Company’s ordinary shares at a conversion price of NIS 9.53 (approximately $2.60) per share. The debentures are listed for trading on the Tel Aviv Stock Exchange (“TASE”) and trading commenced on June 6, 2024. As previously reported, the Company’s ordinary shares are listed on Nasdaq and the TASE.

Although the debentures are denominated in NIS, the principal and interest are indexed to the US dollar, such that if on any date that interest or principal is payable, the exchange rate is higher than the basic rate, which is 3.675 NIS for $1.00, there will be a proportional increase in the amount of the interest or principal payment, as applicable. No adjustment is made with respect to a downward change in the conversion rate.

The debentures were issued pursuant to a deed of trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company Ltd., as trustee (the “Trustee”). The proceeds from the sale of the debentures, which were approximately NIS 112,400,000 (approximately $30.6 million), are held in escrow and will be released to the Company upon satisfaction of the following release conditions by March 31, 2025:

●	The Company wins a tender or contract to supply its products as a single supplier of chips of imaging radar (directly or through one of the international Tier 1 manufacturers) to one of ten named major automobile manufactures.

●	The average closing trading price of the Company’s ordinary shares on Nasdaq is not less than $3.10 per share during 30 consecutive trading days, and the average combined trading volume on Nasdaq and TASE during such 30 trading days is at least 300,000 shares per day.

●	The closing price of the Company’s ordinary shares on Nasdaq on the date the Company presents to the Trustee the documentation confirming the fulfillment of the abovementioned conditions precedent, is not less than $3.10.

If the Company does not meet the release conditions by March 31, 2025, the Company will be required to effect an early redemption of the debentures, which will result in the use of the funds in the escrow account to pay the debentures, and the Company will be required to pay to the Trustee such additional amounts as are required to pay the interest and any payment due as a result of the differential in the exchange rate. Notwithstanding the foregoing, in the event that any debentures are converted into ordinary shares, the funds in the escrow account that relate to the converted debentures will be released to the Company provided that the amount remaining in the escrow account after the payment to the Company is not less than the principal amount of the outstanding debentures.

The deed of trust requires the Company to comply with the following two covenants as long as the debentures are outstanding:

●	The Company’s shareholders’ equity shall not fall below $5 million as of the last day of two consecutive quarters.

●	The Company shall have cash, cash equivalents and short-term bank deposits of not less than $5 million as of the last day of one quarter.

Although the debentures are unsecured obligations of the Company, the deed of trust provides that the Trustee will have a security interest, for the benefit of the debenture holders, in the escrow funds. The deed of trust has customary default provisions, including for failure to meet the covenants.

The broker for the sale of the debentures is IBI Underwriting Ltd., which will receive as compensation 1% of the funds raised which is due upon the issuance of the debentures, 2% upon release of the funds to the Company and 2% upon conversion of the debentures and a payment of NIS 30,000 (approximately $8,200) for expenses.

The foregoing is a summary of the terms of the debentures, which is qualified in its entirety by reference to the deed of trust, an English translation of which will be furnished with an amendment to this Form 6-K. The deed of trust, which is in Hebrew, has been filed with the Israel Securities Authority on its MAGNA system.

On June 6, 2024, the Company issued a press release announcing the issuance of the debentures. A copy of the press release is furnished as Exhibit 99.2 of the Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

The filing of Form 6-K contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to the Company meeting the conditions to the release of the net proceeds of the debenture offering from escrow and meeting the covenants, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this Form 6-K.

Exhibit Index

Exhibit No.	Document Description

99.1	English translation of the Deed of Trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company Ltd*
99.2	Press release dated June 6, 2024.

*	To be filed by amendment. The description of the debentures set forth in this Form 6-K (which is qualified in its entirety by reference to the deed of trust) and the deed of trust are incorporated by reference in any filings on F-3 or S-8 that incorporate by reference future filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: June 6, 2024	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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